Exhibit 99.1

News for Immediate Release

Electrovaya Inc. Announces Proposed Public Offering of Common Shares

BASE SHELF PROSPECTUSES ARE ACCESSIBLE, AND PROSPECTUS SUPPLEMENTS WILL BE ACCESSIBLE WITHIN

TWO BUSINESS DAYS, ON SEDAR+ AND ON EDGAR

Toronto, Ontario – November 4, 2025– Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that the Company is commencing an underwritten public offering (the “Offering”) of its common shares (the “Common Shares”). The Company expects to grant the underwriters a 30-day option to purchase up to an additional 15% of Common Shares at the public offering price. All of the Common Shares are being offered by the Company.

The Common Shares will be offered in the United States pursuant to a shelf registration statement (including a prospectus supplement thereto) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on September 25, 2024 (the “U.S. Base Shelf Prospectus”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States, and will be qualified for distribution in the provinces and territories of Canada by way of a prospectus supplement to the Company’s base shelf prospectus dated September 17, 2024 (the “Canada Base Shelf Prospectus”), provided that no securities will be sold in the Province of Québec.

Oppenheimer & Co. Inc. is acting as sole book-running manager for the proposed Offering. Raymond James Ltd. is acting as the lead manager for the proposed Offering.

The Company intends to use the net proceeds from the Offering to invest in energy as a service, investment in next generation battery and separator research and development and for working capital and general corporate purposes.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including the listing of the Common Shares on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market (“NASDAQ”) and any required approvals of TSX and NASDAQ.

Access to the U.S. Base Shelf Prospectus, the Canada Base Shelf Prospectus, the preliminary prospectus supplement and accompanying prospectus related to the Offering, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendments. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available (within two business days of the date hereof) for free on the SEC’s website at www.sec.gov and the prospectus supplement filed in Canada will be available (within two business days of the date hereof) on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. The Common Shares are offered under the prospectus supplements relating to the offering. An electronic or paper copy of the preliminary prospectus supplement and accompanying prospectus relating to the Offering, when filed, and any amendment to the documents may be obtained without charge from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, or by telephone at (212) 667-8055, or by email at EquityProspectus@opco.com and from Raymond James Ltd., Scotia Plaza, 40 King St. W., 54th Floor, Toronto, Ontario M5H 3Y2, Canada, or by telephone at 416-777-7000 or by email at ECM-Syndication@raymondjames.ca. The U.S. Base Shelf Prospectus, the Canada Base Shelf Prospectus and the preliminary prospectus supplement and accompanying prospectus relating to the Offering contain important, detailed information about the Company and the proposed Offering. Prospective investors should read the preliminary prospectus supplement and accompanying prospectus relating to the Offering, and the base shelf prospectus and the other documents the Company has filed before making an investment decision. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC and SEDAR+.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery- related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the intention to complete the Offering and the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the ability to profitably market the Common Shares. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.